Exhibit 4.5

[Translation]

Master Transaction Agreement

This Agreement is entered into by and among Pepper Food Service Co., Ltd. (“PFS”), Eishin Sangyo K.K. (“ESK”), and Eishin Denki K.K. (“EDK”) under the following terms and conditions regarding the basic matters for transactions of the Pepper Lunch high-performance electromagnetic cooker product used in the Pepper Lunch business operated by PFS and the parts for said product (collectively, the “Products”).

Article 1 (Purpose)

1.	The purpose of this Agreement is for PFS to exclusively receive from ESK a supply of the Products, which were created through joint technical development by PFS and EDK and are manufactured by EDK, so that PFS can exclusively use the Products at the restaurants in the Pepper Lunch business operated by PFS and at business partnership stores and facilities.

2.	ESK and EDK agree that they will not sell the Products or any product similar to the Products to a third party (i.e., any person other than PFS).

3.	PFS, ESK, and EDK recognize that transactions between PFS and ESK will be based on mutual trust and shall perform this Agreement in accordance with the principle of good faith and fair dealing and thereby maintain a fair business relationship between PFS and ESK.

Article 2 (Individual Agreements)

1.	The matters provided for in this Agreement shall apply to the individual transaction agreements between PFS and ESK (“Individual Agreement(s)”), provided that if the content of an Individual Agreement differs from this Agreement, the provisions of the Individual Agreement shall prevail.

2.	An Individual Agreement will be formed, as a general rule, when PFS places an order with ESK through an order form prescribed by PFS and ESK accepts such order.

3.	An Individual Agreement shall establish the order date, name of the Products, quantity, delivery date, place of delivery, price, payment due date, and other terms.

4.	If ESK has any question or objection regarding the content of PFS’s purchase order, ESK shall give notice within ten (10) days after the receipt of the order form, and in the absence of such notice, ESK will be deemed to have accepted according to the content of PFS’s purchase order.

5.	If there is a reason for PFS or ESK to modify the terms of an Individual Agreement, it shall promptly notify the other party and may modify the Individual Agreement upon discussion with the other party. When modifying an Individual Agreement, the order form and the like for the Individual Agreement shall be revised or a new version of such documents shall be prepared.

Article 3 (Selling Price)

The selling price of the Products shall be discussed and agreed between PFS and ESK.

Article 4 (Delivery)

1.	ESK shall deliver the Products to PFS pursuant to an Individual Agreement.

2.	If there is some reason why the Products cannot be delivered on the delivery date or the risk thereof, ESK shall notify PFS of such reason and the new expected delivery date in advance and obtain PFS’s consent and shall also cooperate with the measures required by PFS.

3.	Upon discussion with PFS, ESK shall be liable for the damages incurred by PFS due to the fact that the Products were not delivered on the delivery date for any reason attributable to ESK. If there is a reason that is not attributable to ESK such as an event of force majeure, PFS and ESK shall handle the situation through mutual discussion.

4.	If ESK determines that it is necessary to preserve its claims against PFS, notwithstanding the Individual Agreement, ESK may limit the quantity or suspend the transactions for the Products until it receives appropriate assurance from PFS. In such a case, ESK shall not be liable for the compensation of PFS’s damages.

Article 5 (Exclusion of Liability Due to Force Majeure; Change in Circumstances)

1.	ESK shall not be liable for any delay or failure to perform all or any portion of an Individual Agreement due to a natural disaster, war, riot, civil commotion, or other event of force majeure, enactment, amendment, or repeal of a law or regulation, exercise of public authority, or any other reason that is not attributable to ESK.

2.	If it becomes difficult to continue manufacturing or selling all or any portion of the Products due to circumstances that will affect the manufacturing or sale of the Products, such as an environmental problem, technological innovation, or significant change in market trends, ESK shall notify PFS in advance and discuss how to handle the situation, and may exclude such manufacturing or sale from the transactions between PFS and ESK.

Article 6 (Acceptance)

1.	PFS shall perform an incoming inspection promptly after receiving the Products and shall only accept those that pass the inspection (“Acceptance”). If PFS discovers a defect in the Products as a result of the incoming inspection, it shall immediately notify ESK.

2.	Pursuant to the notice in the preceding paragraph, ESK shall deliver replacement goods or repurchase the Products at the price that ESK charged to PFS.

3.	If an incoming inspection reveals that there is an excess quantity or insufficient quantity, ESK shall accept the excess quantity or make an additional delivery.

4.	If ESK has any question or objection regarding the result of an incoming inspection by PFS, ESK shall notify PFS to that effect without any delay and PFS and ESK shall discuss and resolve the situation.

Article 7 (Payment of Purchase Price)

1.	PFS shall pay the purchase price of the Products to ESK through the method set forth in the Individual Agreement.

2.	If PFS and ESK each has monetary claims to receive payment from the other party, they may set off such monetary claims against the purchase price in the preceding paragraph.

3.	When performing a set-off under the preceding paragraph, PFS and ESK will perform the set-off on the designated date by sending a detailed statement of the set-off and notifying the other party.

Article 8 (Products Liability)

1.	ESK and EDK shall use its best efforts to ensure that the Products are free of any manufacturing defects and warning defects.

2.	If there is a products liability dispute with a third party regarding the Products, PFS, ESK, and EDK shall promptly notify the other parties and PFS, ESK, and EDK shall cooperate with the resolution of such dispute.

3.	If PFS incurs damages relating to products liability with regard to the Products, ESK and EDK shall be liable to PFS for the compensation of damages, except in cases where the defect arose as a result of the specifications or the like designated by PFS and there was no manufacturing negligence on the part of ESK and EDK.

Article 9 (Industrial Property Rights)

1.	The patent, utility model, and other rights relating to the Products and peripherals will belong to PFS and EDK in equal proportion.

2.	If there is a dispute with a third party relating to industrial property rights, PFS, ESK, and EDK shall notify the other parties, and PFS, ESK, or EDK, whichever party is at fault for such dispute, shall handle and resolve the dispute at its own cost and responsibility, and the other parties shall provide cooperation.

Article 10 (Warranties)

1.	If there is a quality problem with the Products that PFS delivered to a customer, PFS shall immediately work on resolving the problem at its own responsibility and cost, provided that if ESK is at fault for causing such problem, ESK shall work to resolve the problem at its own responsibility and cost.

2.	ESK’s liability regarding the quality of the Products under the proviso to the preceding paragraph shall be limited to the delivery of replacement goods or free repair.

3.	Notwithstanding the preceding two paragraphs, after twelve (12) months have passed from the delivery of the Products to PFS, ESK will perform repair or the like for a fee.

Article 11 (Confidentiality)

1.	The parties hereto shall not leak the following information to a third party without the prior written consent of the other party that disclosed the information:

(1)	Technical and business information, etc. of the other party obtained under this Agreement and the Individual Agreements

(2)	Technical and business information, etc. of the other party obtained through drawings, specifications, materials, ingredients, molds, equipment, request for quotation, oral explanation, or any other means during the negotiation phase prior to the execution of this Agreement and the Individual Agreements

(3)	Technical and business information, etc. of the other party obtained through drawings, specifications, materials, ingredients, molds, equipment, request for quotation, oral explanation, or any other means during the performance phase following the execution of this Agreement and the Individual Agreements

2.	The preceding paragraph shall not apply to any of the following information, etc.:

(1)	Information, etc. that was already in its possession at the time it was obtained from the other party

(2)	Independently developed information, etc.

(3)	Information, etc. that was duly obtained from a third party without assuming any confidentiality agreement

(4)	Information, etc. that became publicly known through no fault of its own

Article 12 (Damages)

If a party hereto breaches a provision of this Agreement or an Individual Agreement and causes another party to incur damages, the breaching party shall compensate the party that incurred the damages for such damages.

Article 13 (Duty to Notify)

If any of the events below occurs with respect to PFS or ESK, it shall promptly notify the other party:

(1)	Any of the items under Article 14.1 applies to a party

(2)	A party’s business related to a transaction under this Agreement is assigned or acquired

(3)	There is a change in a party’s address, representative, trade name, or any other important business matter between PFS and ESK

Article 14 (Termination of Agreement)

1.	If any of the items below applies to the other party, PFS or ESK may immediately terminate, in whole or in part, this Agreement and the Individual Agreements without any demand to cure or other procedures:

(1)	A party receives a cancellation or suspension of its business from regulatory authorities

(2)	A party suspends its payment or becomes insolvent, or a note or check is dishonored by a clearing house

(3)	A party’s creditworthiness or financial resources has significantly deteriorated or there is a material change in its business that will affect its creditworthiness or financial resources

(4)	A party is subjected to an attachment, provisional attachment, or provisional disposition by a third party, or receives a petition for compulsory execution or public auction or an order for the collection of delinquent taxes and public dues

(5)	There is a filing of a petition for bankruptcy, debt settlement under the Commercial Code, civil rehabilitation proceedings, or order for commencement of corporate reorganization proceedings

(6)	A party passes a resolution to dissolve or merges with another company

(7)	There is a disaster, labor dispute, or any other event that makes it difficult to perform this Agreement or an Individual Agreement

(8)	A party commits fraud or any other act of betrayal against the other party

2.	If the other party breaches any provision of this Agreement or an Individual Agreement and fails to cure such breach despite receiving a demand to cure within a reasonable period of time, PFS or ESK may terminate, in whole or in part, this Agreement and the Individual Agreements.

Article 15 (Effective Term)

1.	The effective term of this Agreement shall be the ten (10) year period from February 10, 2006 to February 9, 2015, provided that if neither PFS nor ESK expresses its intention to terminate at least three (3) months before the expiration of term, this Agreement will be automatically extended for a period of one (1) year, and the same shall apply thereafter.

2.	If there are any Individual Agreements that were already formed at the time this Agreement is terminated, this Agreement will remain in full force and effect for the purpose of performing such Individual Agreements until the performance of such Individual Agreements have been completed.

Article 16 (Liability)

EDK shall be jointly and severally liable with ESK for the performance of ESK’s obligations to PFS under this Agreement.

Article 17 (Discussion)

If there is any matter that is not provided for in this Agreement or any question regarding this Agreement, PFS, ESK, and EDK shall discuss and resolve such matter.

Article 18 (Jurisdiction)

The parties agree that, if there is a need for a lawsuit regarding this Agreement, the parties shall submit to the jurisdiction of the Tokyo District Court.

IN WITNESS WHEREOF, PFS, ESK, and EDK have executed this Agreement in triplicate by placing their names and seals hereon, and each party shall retain one copy.

February 10, 2006

(PFS)

Name:	Kunio Ichinose	[seal]
President & Representative Director
Pepper Food Service Co., Ltd.

Address:	3-3-2 Azumabashi
Sumida-ku, Tokyo

(ESK)

Name:	Eiji Kera	[seal]
Representative Director
Eishin Sangyo K.K.

Address:	2-39-3 Tennocho
Hodogaya-ku, Yokohama-shi, Kanagawa

(EDK)

Name:	Eiji Kera	[seal]
Representative Director
Eishin Denki K.K.

Address:	2-39-3 Tennocho
Hodogaya-ku, Yokohama-shi, Kanagawa